EXHIBIT 99.1

August 31, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties Completes SALE OF Hod Maden INTEREST AND CONCURRENT Gold Stream with Horizon Copper

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to report the closing of the first part of the previously announced reverse takeover transaction (the “RTO Part A”) of Horizon Copper Corp. (formerly Royalty North Partners Ltd.) (“Horizon Copper” or “Horizon”), including the sale of the Company’s 30% interest in the Hod Maden project to Horizon (the “Sale Transaction”) and the receipt of a $200 million gold stream on production from Hod Maden (the “Hod Maden Gold Stream”).

“Since announcing the transformation of our Hod Maden interest into a traditional gold stream earlier this year, we have received overwhelmingly positive feedback from shareholders who are eager to see Sandstorm become a pure-play royalty and streaming company once again,” commented Nolan Watson, Sandstorm's President & CEO. “This is a significant milestone that we have been working towards since acquiring Hod Maden several years ago. Furthermore, we’re very pleased to see Horizon Copper complete the first part of its RTO and solidify its position as Sandstorm’s strategic partner for future acquisitions.”

As part of the Sale Transaction, Sandstorm transferred to Horizon its 30% interest in Hod Maden as well as US$10 million in cash and a 25% equity stake in Entrée Resources Ltd.1 ("Entrée") (collectively, the “RTO Part A Assets”). Consideration for the RTO Part A Assets provided to Sandstorm by Horizon include the Hod Maden Gold Stream, an approximate 34% equity interest in Horizon Copper2 common shares, and a secured convertible promissory note with a principal amount of US$95 million. For full details see the Company’s press releases dated February 17, 2022, May 2, 2022, and May 26, 2022.

Under the terms of the Hod Maden Gold Stream, Horizon will sell to Sandstorm gold ounces equal to 20% of all gold produced from Hod Maden (on a 100% basis) at a price equal to 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Horizon Copper will sell to Sandstorm 12% of the gold produced for the life of the mine for a price equal to 60% of the gold spot price. The Hod Maden Gold Stream will be secured by Horizon’s indirect interest in the Hod Maden project.

The second part of the transaction, independent of RTO Part A, will encompass the acquisition of a 1.66% net profits interest on the low-cost, high-grade Antamina copper mine from Sandstorm (the “RTO Part B” and together with the RTO Part A, the “Transaction”) and is expected to close in the second half of 2022. RTO Part B is contingent, among other conditions, on Horizon completing the proposed concurrent financing for gross proceeds of a minimum of US$20 million (the “Concurrent Financing”) payable to Sandstorm as described in Horizon Copper’s Management Information Circular available on SEDAR at www.sedar.com under its issuer profile.

Upon completion of the Transaction, Horizon Copper will continue to be listed on the TSX Venture Exchange as a Tier 1 Mining Issuer under the anticipated trading symbol "HCU". Pending the completion or termination of RTO Part B, the trading of Horizon’s common shares on the TSX Venture Exchange will remain halted.

Sandstorm Files Early Warning Report

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the receipt of an aggregate of 25,475,487 common shares (the “Horizon Shares”), in partial consideration for the Sale Transaction. The acquisition of the Horizon Shares represents approximately 34% of the outstanding common shares of Horizon Copper, on a non-diluted basis. Prior to the Sale Transaction Sandstorm did not own any securities of Horizon Copper.

In addition, as partial consideration for the Sales Transaction, Sandstorm received a convertible promissory note (the “Note”), which is convertible into common shares of Horizon either by Sandstorm or Horizon in repayment of the Note subject to certain conditions.

Pursuant to the terms of the Note the initial principal amount of the Note will be US$95 million (the "Term Loan"). In addition, Sandstorm will make certain additional funds available to Horizon, (the "Additional Funds" and together with the Term Loan, the "Loans") under certain limited circumstances, including the purchase of refined gold to meet Horizon’s ongoing gold delivery obligations. The Loans will bear interest at SOFR plus a margin (currently 2.0%–3.5% per annum). Notwithstanding the foregoing, the Loans will not bear interest during the holiday period, being the period from the Closing Date, to the earlier of (x) January 1, 2026; and (y) when Horizon or its affiliates have started to receive dividends from the entity holder of the Hod Maden project.

The Loans are payable in cash and have a term of ten years. The Loans will be convertible into Horizon common shares at the option of Sandstorm at a conversion price for the Term Loan equal to the greater of (x) the current market price as of the date of conversion and (y) the floor price of C$0.60 per Horizon common shares, and for the Additional Funds at a conversion price equal the greater of (xx) the current market price as of the date of conversion, (yy) the current market price as of the date of any drawdown and (zz) the floor price of C$0.60, subject in each instance to adjustments in certain circumstances. Horizon may also, at its option repay the Term Loan in Horizon Copper Shares at the then current market price, provided that if the current market price is lower than the C$0.60 per Horizon common share, Horizon shall not be entitled to exercise its right to repay the Term Loan in Horizon common shares. Horizon shall not effect any conversion of any amount under the Note or any payment by the issuance of and Sandstorm shall not have the right to convert any amount thereunder, to the extent that after giving effect to such conversion or issuance Sandstorm, alone or together with any of its affiliates, would beneficially own in excess of 34% of the number of Horizon common shares outstanding immediately after giving effect to such conversion or issuance on a non-diluted basis.

In connection with RTO Part A, Sandstorm was granted certain rights by Horizon under an investor rights agreement, including, among other things a right to maintain its pro rata equity interest so long as it holds at least a 30% equity interest in Horizon.

The acquisition of the Horizon Shares and the Note is being completed pursuant to the terms of a definitive acquisition agreement entered into between Horizon and Sandstorm in connection with the RTO Part A. Depending on market conditions and other factors, Sandstorm may, from time to time, acquire additional securities of Horizon, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

An Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Horizon Copper’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Mark Klausen at 604 628 1164. Horizon Copper’s head office is located at 400 Burrard St, Suite 1400, Vancouver, BC V6C 3A6.

Notes

1.	As part of the Sale Transaction, a principal amount CAD$43.2 million promissory note was transferred to Horizon Copper which was issued pursuant to the earlier sale of an approximate 25% equity stake in Entrée to Horizon Copper. See May 26, 2022 press release.
2.	Sandstorm’s 34% equity interest in Horizon Copper is calculated before any share issuances under the RTO Part B as defined in Horizon’s Management Information Circular dated July 26, 2022.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectation that the Horizon Copper RTO Part B will be consummated, including whether conditions to the consummation of the Transaction will be satisfied, or the timing for completing the Transaction including whether the proposed Concurrent Financing will be complete; expectations that Horizon Copper will become Sandstorm’s strategic partner for future acquisitions; Sandstorm’s intent with respect to future acquisitions or disposition of securities of Horizon; expectations regarding financial strength, trading liquidity, and capital markets profile; the future price of gold, silver, copper, iron ore and other metals; the estimation of mineral reserves and mineral resources, and realization of mineral reserve and mineral resource estimates; the timing and amount of estimated future production; and expectations for other economic, business, and/or competitive factors. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2021 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.